Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company")

Suite 501 - 543 Granville Street

Vancouver, BC

V6C 1X8

Item 2. Date of Material Change

March 24, 2020

Item 3. News Release

Item 1 News Release

A news release was disseminated on March 24, 2020 to the TSX Venture Exchange and various approved public media and was filed on SEDAR with the securities commissions of British Columbia, Alberta, Manitoba, Ontario, Nova Scotia, and Newfoundland and Labrador.

Item 4. Summary of Material Change

Metalla is providing an update with respect to the unpredictable impacts and evolving news related to the COVID-19 pandemic, and on the Company's cash dividend program

Item 5. Full Description of Material Change

Item 5.1 Full Description of Material Change

Metalla is providing an update with respect to the unpredictable impacts and evolving news related to the COVID-19 pandemic, and on the Company's cash dividend program.

ARGENTINA ROYALTIES

As disclosed by Pan American Silver Corp. ("Pan American") by news release on March 23, 2020, operations at Pan American's COSE and Joaquin mines in Argentina have been temporarily suspended in order to comply with a mandatory national quarantine. The government of Argentina imposed the quarantine in response to the COVID-19 pandemic and stated that it will be in effect until March 31, 2020.

The impact of these suspensions on mining production levels and resulting cash flow to Metalla is difficult to predict. COSE and Joaquin were both expected to be ramping up production in the first half of 2020.  While we expect near-term cash flow on Metalla's royalties on these assets to be lighter than previously anticipated, we believe the Company's balance sheet is more than adequate to sustain any extended suspension at the COSE and Joaquin mines.

While Metalla has not received any notification of closures at any of the other mine sites on which we hold royalties, we believe it is reasonable to expect that actions taken to reduce the spread of the COVID-19 pandemic will affect global mining production levels during 2020.

Metalla will continue to monitor the situation and update the market if additional information is available.

DIVIDEND SCHEDULE

Declared dividends will continue for April and May 2020 (as set out in the schedule in the Company's news release dated February 20, 2020). Going forward, the board will continue to monitor the impact of the COVID-19 pandemic and assess whether or not any future dividend declarations will be made during this period of disruption to global mining production. Declarations of dividends will continue to be based on our dividend policy of paying out a target rate of 50% of the operating cash flow.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Brett Heath, President & CEO

Phone:  604-696-0741

Email:  brett@metallaroyalty.com

Item 9. Date of Report:

March 30, 2020

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.eurasianminerals.com